FORM 51 - 102F3

MATERIAL CHANGE REPORT

Item 1    Name and Address of Company

First Point Minerals Corp.
Suite 906 - 1112 West Pender Street
Vancouver, B.C. V6E 2S1

Item 2    Date of Material Change

December 21, 2005.

Item 3    News Release

The date of the issuance of the news release was January 3, 2006. The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the TSX Venture Exchange and via various other approved public media.

Item 4    Summary of Material Change

The Issuer has closed a non-brokered private placement financing of $150,000.

Item 5     Full Description of Material Change

See the news release issued on January 3, 2006, a copy of which is attached to this report.

Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7    Omitted Information

Not applicable.

Item 8    Executive Officer

The following executive officer of the Issuer is knowledgeable about the material change and the Report, and may be contacted at the following address and telephone number:

J. Christopher Mitchell, Director
Suite 906 - 1112 West Pender Street
Vancouver, BC V6E 2S1.

Item 9     Date of Report

DATED at Vancouver, British Columbia this 31st day of January, 2006